Via EDGAR and Overnight Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549-3561

Attention:	Mr. Larry Spirgel
Assistant Director

March 28, 2007

RE:	Deutsche Telekom AG
Form 20-F for the fiscal year ended December 31, 2005
File number: 1-14540
Filed March 14, 2006, as amended March 27, 2006

Dear Mr. Spirgel:

We refer to the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) dated February 15, 2007 addressed to Mr. René Obermann, Chairman of the Management Board of Deutsche Telekom AG (the “Company”). On behalf of the Company, we have responded to the Staff’s comments as set forth below. Please note that we have reproduced the Staff’s comments, which appear in bold, and we have responded below each comment.

Form 20-F/A#l

Financial Statements,

Mobile Communications F-24

We note your response to comment 1. We are still evaluating the appropriateness of your practice of postponing the recognition of the loss on the sale of the handset until the time of the sale.

We note in your response to comment 1 that you analyze the service contract and the handset together when these handsets are sold as part of a multiple element arrangement. Addressing the relevant literature under IFRS, tell us in detail why you believe that the fact that you structure the contracts to be profitable over their terms justifies the deferral of the loss over the contract term. Tell us how you determine at the inception of the contract that you will recover the subsidized loss over the contract term. Tell us whether under IFRS you defer the proceeds from the sale of the handset and the cost of the handset over its contract term. Additionally, tell us whether these handsets can be used in another operator’s network. If so, tell us why you believe it is appropriate to view the total arrangement as one element.

Pursuant to our conference calls on March 8, 2007 and March 26, 2007, we confirm our accounting policy for handsets as follows: We do not defer losses over the contract term. When we sell handsets, we recognize the carrying amount of the handset inventory as an expense when the revenue relating to the handset is recognized. We recognize the revenue relating to the handset when the handset is delivered and accepted by the customer. We structure the fixed monthly fees associated with product bundles, which include a subsidized handset, to recover our costs (including the handset subsidy) over the fixed contract term. We do not defer the proceeds from the sale of the handset and the cost of the handset over the contract term. The handsets we sell can be used in another operator’s network. When we sell a handset in a multiple element arrangement we view the handset as a separate unit of accounting.

Thank you for your consideration of our response. We would very much like to resolve the Staff’s comments at the earliest opportunity and, therefore respectfully request that the Staff advise us as promptly as possible if it has any further comments on our filing. Please contact me by telephone at +49 228 181 87000 or fax at +49 228 181 87009 if you have any questions regarding the matters addressed in this letter or require any additional information.

Respectfully submitted,

/s/ Guido Kerkhoff
Guido Kerkhoff
Senior Executive Vice President
Group Accounting and Controlling

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

March 28, 2007

CC:	Sondra Stokes (SEC - via courier)
Ivette Leon (SEC - via courier)
Joseph M. Kempf (SEC - via courier)
Carlos Pacho (SEC - via courier)
René Obermann

Chief Executive Officer

Deutsche Telekom AG

Dr. Karl-Gerhard Eick

Chief Financial Officer

Deutsche Telekom AG

John Palenberg, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Hendrik Hollweg

Ernst & Young AG Wirtschaftspruefungsgesellschaft Steuerberatungsgesellschaft

Andreas Menke

PricewaterhouseCoopers Aktiengesellschaft Wirtschaftspruefungsgesellschaft